

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2014

Via E-mail
Ivo Heiden
Chief Executive Officer
Kinder Holding Corp.
6230 Wilshire Blvd., Suite 46
Los Angeles, CA 90048

> **Re:** **Kinder Holding Corp.**
> **Form 10-12G**
> **Filed November 14, 2014**
> **File No. 000-55320**

Dear Mr. Heiden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In your next amendment please number your pages.

2. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

3. We note your disclosure that you are a blank check company. In appropriate places throughout your filing, including but not limited to your risk factor section, please

provide further details regarding compliance with Rule 419 in connection with any offering of your securities. In this regard, we note your disclosure under Item 10.

Item 1. Description of Business

4. Here and throughout your registration statement, please delete the references to "Form 10-SB," as this form is no longer in use and smaller reporting companies must use the same forms as other SEC reporting companies.

5. Please discuss your auditor's going concern opinion in your business overview disclosure, and add an appropriate risk factor.

6. Please revise your disclosure to affirmatively state your status as a shell company and add appropriate disclosure discussing the risks associated with being a shell company, particularly with respect to listing standards and the restrictions on your ability to use registration statements on Form S-8, or tell us why you believe this is unnecessary. In this regard, we note your risk factor disclosure regarding the application of Rule 144 to shell companies.

Current Trends

7. Please provide the basis for management's belief that you will be "well positioned to identify target acquisitions and to effect a business combination" as a company with shares of common stock registered under the Exchange Act. Please also provide support for the statement that "[d]uring the past few years, many privately-held or public companies attempted to divest non-core assets and divisions and valuations of these assets and divisions have decreased significantly."

Item 1A. Risk Factors

The Company's officer and director may allocate his time to other businesses

8. Please disclose whether your officer and director owes fiduciary duties to any other entity, along with any associated risks. In this regard, we note your disclosure under Item 5 that since October 2004, Mr. Heiden has been the CEO, CFO and Chairman of Zaxis International Inc.

Item 2. Financial Information

Liquidity and Capital Resources

9. We note your disclosure here and throughout the filing that management has in the past and may continue to provide funding to support your operations. Please provide further details regarding this funding, including but not limited to whether you have any

obligation to repay any such funding, and if so, the material terms of such repayment. Please also include an estimate as to how long your company can continue as a going concern without obtaining additional working capital, and discuss this estimate in this section and your risk factor section.

Item 4. Security Ownership of Certain Beneficial Owners and Management

10. Please include the shares held by each beneficial holder of more than 5% of your outstanding common stock as of the most recent practicable date. In this regard, we note your disclosure under Item 10 that on March 25, 2014, Richard Rubin purchased 5,000,000 shares of your common stock. Please see Item 403 of Regulation S-K.

11. Please provide further details regarding the shares that are beneficially held by Securities Compliance Corp., including the natural person or persons who has voting and investment control over such shares. Please see Exchange Act Rule 13d-3.

12. Please clarify the total number of shares outstanding. You state that 22,710,192 shares of your common stock are currently outstanding, yet it appears that Mr. Rubin, Mr. Heiden and Securities Compliance Corp. hold an aggregate amount equal to 25,000,000 shares of your common stock.

Item 7. Certain Relationships and Related Party Transactions

13. We note that you had no current assets as of June 30, 2014; however, your management has provided funding to pay your professional fees and expenses. Please provide the information required by Item 404 of Regulation S-K with regard to any transaction in which the amount involved exceeded one percent of the average of your total assets at year end for the last two completed fiscal years, including the funding provided by your management, or explain why such disclosure is not required. Please see Item 404(d) of Regulation S-K.

14. We note the statement in Note 6 to your audited financial statements that in March 2014, you repurchased 5,000,000 shares of your common stock from the father of your CEO. Please revise your disclosure to include this repurchase, or explain why this disclosure is not necessary. Please see Instruction (1)(a)(iii) to Item 404 of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered

Common Stock

15. We note your statement that "All of the outstanding shares of common stock are fully paid and non-assessable." It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director